EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NVIDIA Corporation:

We consent to the incorporation by reference in the registration statement on Form S-8 of NVIDIA Corporation of our report dated February 12, 2004, except as to Note 2 which is as of November 28, 2006, relating to the consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows of NVIDIA Corporation and subsidiaries for the year ended January 25, 2004, and the related financial statement schedule, which report appears in the Form 10-K/A of NVIDIA Corporation for the fiscal year ended January 29, 2006. Our report indicates that the consolidated statements of income, stockholders’ equity and comprehensive income, and cash flows of NVIDIA Corporation and subsidiaries for the year ended January 25, 2004 have been restated.

/s/ KPMG LLP

Mountain View, California

January 15, 2007